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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 24, 2002

IAMGOLD Corporation
(Translation of Registrant's Name Into English)

2820 Fourteenth Avenue
Markham, Ontario, Canada L3R 0S9

(Address of Principal Executive Offices)

December 24, 2002 Press Release: IAMGOLD announces decision in Kinbauri litigation

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐                      Form 40-F  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                      No  ☒

[This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.]

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION SEC No. 001-31528

Date: December 24, 2002	By:	/s/ LARRY PHILLIPS LARRY E. PHILLIPS VICE-PRESIDENT, GENERAL COUNSEL

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

No.	Description of Exhibit
16/02	Press Release: IAMGOLD announces decision in Kinbauri litigation

IAMGOLD CORPORATION 2820 Fourteenth Avenue, Markham, Ontario, Canada L3R 0S9 Ph: 905 477 4420 Fx: 905 477 4426 Toll free: 1 888 IMG 9999 e-mail: info@iamgold.com website: www.iamgold.com

TSX Trading Symbol:	IMG
52 Week Trading Range:	CDN $3.41 – $8.75
AMEX Trading Symbol:	IAG
Total Shares Outstanding:	79,237,022
Fully Diluted:	83,735,525

FOR IMMEDIATE RELEASE: DECEMBER 24, 2002	No. 16/02

IAMGOLD ANNOUNCES DECISION IN KINBAURI LITIGATION

Markham, Ontario, December 24, 2002 — IAMGOLD Corporation ("IAMGOLD" or "the Company") (TSX:IMG, AMEX:IAG) announced that it has received the Reasons for Judgment of the trial judge in the damages portion of the claim by Kinbauri Gold Corporation ("Kinbauri").

Kinbauri commenced an action against IAMGOLD in 1991 before the Ontario Superior Court of Justice, regarding a disputed agreement to amalgamate. At the liability portion of the proceedings, heard in July 1997, the court held that IAMGOLD was not legally justified in unilaterally terminating the contract.

In February 2002, the court heard evidence on the issue of damages. Kinbauri claimed compensatory damages of Cdn.$8,160,000 plus Cdn.$416,000 for costs and expenses. In his Reasons for Judgment, the trial judge awarded compensatory damages of Cdn.$1,700,000, plus prejudgment interest and costs. At that time, Kinbauri also claimed punitive damages of Cdn.$2,000,000. This claim was dismissed completely by the court.

Larry Phillips, Vice President and General Counsel said," This has been a long and difficult process for the Company and our shareholders. Although the damage award is a significant amount, it is far less than the amounts claimed by Kinbauri throughout the hearing on damages. We will be reviewing the Reasons for Judgment with our litigation counsel in order to determine the necessary steps to finally conclude this matter."

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD Corporation (IAMGOLD), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information contact:
Larry Phillips, Vice-President, Corporate Development
Ph: 905 477 4420    Fx: 905 477 4426    Toll Free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca
All material information on IAMGOLD can be found at www.sedar.com
If you wish to be placed on IAMGOLD's e-mail press release list please contact us at info@iamgold.com

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SIGNATURES
IAMGOLD CORPORATION SEC No. 001-31528
Exhibit Index